SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 3)

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew J. McLaughlin Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	149,900 Class A Common Stock 654,300 Class B Common Stock, assuming conversion of Class A Common Stock

7,300 Class A Common Stock 203,200 Class B common Stock, assuming conversion of Class a Common Stock

142,900 Class A Common Stock 654,300 Class B Common Stock, assuming conversion of Class A Common Stock

7,300 Class A Common Stock 203,200 Class B common Stock, assuming conversion of Class a Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,200 Class A Common Stock 857,500 Class B Common Stock assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 8.1% Class B Common Stock - 29.3%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Grubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	400 Class A Common Stock 28,900 Class B Common Stock, assuming conversion of Class A Common Stock 0 400 Class A Common Stock 28,900 Class B Common Stock, assuming conversion of Class A Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400 Class A Common Stock 28,900 Class B Common Stock assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - less than 0.1% Class B Common Stock - 1.0%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gideon J. King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	500 Class A Common Stock 20,100 Class B Common Stock, assuming conversion of Class A Common Stock 0 500 Class A Common Stock 20,100 Class B Common Stock, assuming conversion of Class A Common Stock 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500 Class A Common Stock 20,100 Class B Common Stock assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - less than 0.1% Class B Common Stock - 1.5%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Loeb Arbitrage Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	4,000 Class A Common Stock 154,230 Class B Common Stock, assuming conversion of Class A Common Stock

0

4,000 Class A Common Stock 154,230 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 Class A Common Stock 154,230 Class B Common Stock assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 2.1% Class B Common Stock - 5.6%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* PN, BD

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Loeb Arbitrage Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	4,000 Class A Common Stock 154,230 Class B Common Stock, assuming conversion of Class A Common Stock

0

4,000 Class A Common Stock 154,230 Class B Common Stock, assuming conversion of Class A Common Stock

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 Class A Common Stock 154,230 Class B Common Stock assuming conversion of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock - 2.1% Class B Common Stock - 5.6%, assuming conversion of Class A Common Stock

14	TYPE OF REPORTING PERSON* CO

CUSIP No.: 686264102 (Class A) 686264201 (Class B)	Page 7 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Loeb Partners Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	9,526 Class B Common Stock 9,544 Class B Common Stock 9,526 Class B Common Stock 9,544 Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,070 Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B Common Stock - 0.7%

14	TYPE OF REPORTING PERSON* BD, IA, CO

INTRODUCTION: This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, dated May 31, 2002 (the "Schedule 13D"), as subsequently amended and supplemented, which was filed on behalf of Andrew J. McLaughlin, Jr., Loeb Partners Corporation ("LPC"), Loeb Arbitrage Fund ("LAF"), Loeb Arbitrage Management, Inc. ("LAM"), Gideon J. King, Robert Grubin, U.S.A. Fund LLLP ("USA Fund") and World Total Return, Inc. ("WTR") in connection with their beneficial ownership of shares of Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share, of Oriole Homes Corp., a Florida corporation (the "Company").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding thereto the following:

           Since the filing of the Amendment No. 2, certain Reporting Persons have acquired additional shares of the Common Stock of the Company as set forth on Schedule I attached hereto. The aggregate purchase price of the additional 1,000 shares of Class A Common Stock and 29,200 shares of Class B Common Stock beneficially owned by the Reporting Persons as of July 3, 2002 and not previously reported was approximately $95,391. The source of funds for the purchase of such shares Common Stock was the working capital and personal funds of the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated by deleting the text thereof and inserting the following:

           (a)      Based on information contained in the Company's 10-Q Report for the period ended March 31, 2002, as of May 9, 2002 there were 1,863,149 shares of Class A Common Stock, par value $.10 per share, and 2,772,375 shares of Class B Common Stock, par value $.10 per share, of the Company issued and outstanding as of May 9, 2002. Each share of Class A Common Stock of the Company may be converted at any time into one share of Class B Common Stock.

           As of July 3, 2002, the Reporting Persons beneficially owned an aggregate of 282,200 shares of Class A Common Stock and 924,700 shares of Class B Common Stock (or 1,206,900 shares of Class B Common Stock assuming the conversion of such 282,200 shares of Class A Common Stock into Class B Common Stock) which represent approximately 15.1% of the outstanding Class A Common Stock and 33.4% of the outstanding shares of Class B Common Stock (or 39.5% of the Class B Common Stock, assuming the conversion of such 282,200 shares of Class A Common Stock into shares of Class B Common Stock of the Company).

           (b)      The following table sets forth the beneficial ownership as of July 3, 2002 by each Reporting Person of shares of Class A Common Stock and Class B Common Stock with which such Reporting Person has sole voting or dispositive power:

Beneficial Owner	Number and Class of Shares Beneficially Owned(1)	Percentage of Class(1)

Andrew J. McLaughlin, Jr.	130,400 Class A 476,500 Class B	7.0% 17.2%

McLaughlin Family Fund	12,500 Class A 34,900 Class B	0.7% 1.3%

Loeb Arbitrage Fund(2)	4,000 Class A 150,230 Class B	2.1% 5.4%

Loeb Partners Corporation(3)	19,070 Class B	0.7%

Robert Grubin	400 Class A 28,500 Class B	* 1.0%

Gideon J. King	500 Class A 19,600 Class B	* 0.7%

USA Fund LLLP(4)	127,100 Class A	6.8%

          The following Reporting Persons have shared voting or dispositive power with the respect to shares of Class A Common Stock and Class B Common Stock as follows:

(1) The number of shares and percentage ownership of Class B Common Stock listed here does not assume conversion of any shares of Class A Common Stock owned by such Reporting Person into Class B Common Stock.

(2) By reason of its relationship with LAF, LAM may be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the shares beneficially owned by LAF.

(3) Includes 9,544 shares of Class B Common Stock purchased for the account of two customers of Loeb Partners Corporation as to which it has investment discretion.

(4) By reason of its relationship with USA Fund, WTR may be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the shares beneficially owned by USA Fund.

* Denotes percentage ownership of less than 0.1% of such class of common stock.

Beneficial Owner	Number and Class of Shares Beneficially Owned(1)	Percentage of Class(1)

Andrew J. McLaughlin, Jr. AND	7,300 Class A 195,900 Class B	0.4% 7.1%

Thomas L. Kempner, Irwin D. Rowe, Andrew J. McLaughlin, Jr. as Trustees for Loeb Rhodes Hornblower Profit Sharing Trading for Account of Andrew J. McLaughlin, Jr.

           (c)      Since the filing of Amendment No. 2 to the Schedule 13D, certain of the Reporting Persons have effected open market purchases of shares of Common Stock of the Company as set forth on Schedule I attached hereto.

           (d)      No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock of the Company.

           (e)      Not applicable.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2002

ANDREW J. MCLAUGHLIN, JR.

MCLAUGHLIN FAMILY FUND

THOMAS L. KEMPNER, IRWIN D. ROWE,
ANDREW J. MCLAUGHLIN, JR. AS
TRUSTEES FOR LOEB RHODES
HORNBLOWER PROFIT SHARING TRADING
FOR ACCOUNT OF ANDREW J. MCLAUGHLIN, JR.

ROBERT GRUBIN

GIDEON J. KING

LOEB ARBITRAGE FUND

LOEB ARBITRAGE MANAGEMENT, INC.

U.S.A. FUND LLLP

WORLD TOTAL RETURN, INC.

By:/s/ Andrew J. McLaughlin, Jr.
Name: Andrew J. McLaughlin, Jr.
Title: Attorney-in-Fact

SCHEDULE I
Transactions in Shares

                                                                                       Price Per Share ($)
                                                              Number and Class of      (exclusive of
     Date                 Beneficial Owner                      Shares Purchased       commissions)

     6/13/2002              Thomas L. Kempner, Irwin D.           1,900 Class B              3.0000
                            Rowe, Andrew J. McLaughlin,
                            Jr. as Trustees for Loeb
                            Rhodes Hornblower Profit
                            Sharing Trading for Account
                            of Andrew J. McLaughlin, Jr.
                            (the "Trust")
     6/19/2002              Trust                                 2,500 Class B              2.9876
     6/20/2002              Trust                                 1,000 Class B              2.9300
     6/24/2002              Trust                                10,000 Class B              3.1410
     6/24/2002              Trust                                 1,000 Class B              3.7500

     6/28/2002              Andrew J. McLaughlin, Jr.             1,400 Class B              3.8743

     6/18/2002              Robert Grubin                         1,800 Class B              3.0000
     6/19/2002              Robert Grubin                         2,300 Class B              2.9876
     6/24/2002              Robert Grubin                           200 Class A              3.1200

     6/18/2002              Gideon J. King                        1,900 Class B              3.0000
     6/19/2002              Gideon J. King                        2,300 Class B              2.9876
     6/20/2002              Gideon J. King                          500 Class B              2.9300
     6/20/2002              Gideon J. King                          500 Class A              3.0000

     6/27/2002              Loeb Arbitrage Fund                     200 Class B              3.2000
     6/28/2002              Loeb Arbitrage Fund                     400 Class B              3.4950
     6/28/2002              Loeb Arbitrage Fund                   1,750 Class B              3.6000
     6/28/2002              Loeb Arbitrage Fund                     300 Class A              3.4600

     6/28/2002              Loeb Partners Corporation               250 Class B              3.6000